Filed by J.D. Edwards & Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: J.D. Edwards & Company

(File No. 333-106269)

The following are articles from a newsletter to employees of J.D. Edwards & Company, which relate to the proposed acquisition of J.D. Edwards by PeopleSoft, Inc. and are posted on J.D. Edwards’ internal website.

On June 19, 2003, PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC, and J.D. Edwards filed a Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the proposed acquisition of J.D. Edwards. PeopleSoft and J.D. Edwards have mailed a Prospectus, the Schedule 14D-9 and related tender offer materials to stockholders of J.D. Edwards. Stockholders should read these documents and any amendments carefully because they contain important information about the transaction. These filings can be obtained without charge from the SEC at www.sec.gov.

PeopleSoft Exchange Offer, ESPP Calculation

Effective on the close date of the PeopleSoft acquisition, JDEC shareholders will receive cash, PeopleSoft common stock or a combination of cash and stock in each case having, on a per share basis, a value of $7.05 plus 0.43 of a share of PeopleSoft common stock.

J.D. Edwards employees who are participants in the Employee Stock Purchase Plan (ESPP) will have the same choices as outside shareholders:

Choice I. Sell your JDEC ESPP shares before the PeopleSoft acquisition is complete.

Choice II. Elect to exchange JDEC shares for cash or PSFT stock between now and the deadline indicated by your broker. E*Trade, or your applicable broker will be contacting you with details and instructions.

Choice III. Do not participate in the exchange. Per the amended PeopleSoft merger agreement, your JDEC shares will be automatically exchanged for $7.05 in cash plus .43 PSFT shares after the acquisition close date.

To determine the potential exchange value of your JDEC shares after the acquisition is complete, use the following

JDEC/PSFT Stock Exchange Calculations:

Number of JDEC Shares x [$7.05 + (0.43 x PSFT Average Closing Price)] = PSFT Exchange Value

Notes/Definitions

•	Refer to local tax laws.

•	PSFT Average Closing Price: Average closing trading prices for the five (5) trading day period ending immediately prior to (and excluding) the second trading day before the offer expiration date.

•	JDEC Purchase Price: The fixed price at which you purchased J.D. Edwards ESPP shares. For a record of the purchase period prices, visit the Knowledge Garden at Employee I Human Resources I ESPP Purchase Price History.

Calculation Examples:

	Number of JDEC ESPP Shares	JDEC Purchase Price	PSFT Average Closing Price (PSFT price will vary. For example purposes only.)

1.	200 Shares	$9.588	$18.00

2.	1000 Shares	$19.55	$18.00

1.	200 Shares [$7.05 + (0.43 x $18.00 PSFT Market Price)] = $2,958.00 PSFT Exchange Value

2.	1,000 Shares [$7.05 + (0.43 x $18.00 PSFT Market Price)] = $14,790.00 PSFT Exchange Value

The above content is for informational purposes only, and is not intended to provide actual gain amounts or investment advice. Stock and stock fund transactions can have significant tax and financial implications and you should discuss this communication with your financial advisor or attorney prior to taking any action or allowing any deadlines to lapse.

E*Trade, or your applicable broker has sent the “Offer to Exchange” packet to participants’ homes on behalf of Georgeson, PeopleSoft’s Information agent. If you did not receive this packet, contact E*Trade at:

E*Trade

www.optionslink.com

U.S. customers: 1-800-838-0908 and press 0

Non-U.S. Customers: 1-650-599-0125 and press 0

If you have questions, contact Georgeson at:

North America customers: 1-800-248-2681

Outside of North America: 1-866-324-5899

PeopleSoft Exchange Offer, Stock Option Exercise Calculation

Effective on the close date of the PeopleSoft acquisition, J.D. Edwards stock optionholders will be able to exercise their options under the PeopleSoft exchange offer. The exchange offer is valued at $7.05 in cash plus .43 PeopleSoft shares for every J.D. Edwards share.

J.D. Edwards stock optionholders have two choices:

Choice I. Exercise your vested options before the PeopleSoft acquisition is complete.

Choice II. Exercise your vested options for PeopleSoft shares and cash after the acquisition is complete.

To determine the potential value of your options after the acquisition is complete, the following calculations will apply.

JDEC/PSFT Stock Exchange Calculations:

•	Number of JDEC Vested Options x [$7.05 + (0.43 x PSFT Market Price)] = PSFT Exchange Value

•	PSFT Exchange Value—(Number of JDEC Vested Options x JDEC Exercise Price) = Gain/Loss

Notes/Definitions

•	PSFT Market Price—Fair Market Value of PSFT shares when you exercise your options.

•	JDEC Exercise Price—The fixed price at which your J.D. Edwards stock options were granted.

•	Gain is pre-tax, pre-commission. Local tax laws apply.

Calculation Examples:

	Number of Vested JDEC Options	Exercise Price	PSFT Market Price @ Exercise(PSFT price will vary. For example purposes only.)

1.	1,000 Options	$10.00	$18.00

2.	500 Options	$7.00	$18.00

3.	200 Options	$13.35	$18.00

4.	400 Options	$35.00	$18.00

1.	1,000 Options x [$7.05 + (0.43 x $18.00 PSFT Market Price)] = $14,790.00 PSFT Exchange Value

$14,790.00 PSFT Exchange Value—(1,000 Options x $10.00 Exercise Price) = $4,790.00 Gain

2.	500 Options x [$7.05 + (0.43 x $18.00 PSFT Market Price)] = $7,395.00 PSFT Exchange Value

$7,395.00 PSFT Exchange Value—(500 Options x $7.00 Exercise Price) = $3,895.00 Gain

3.	200 Options x [$7.05 + (0.43 x $18.00 PSFT Market Price)] = $2,958.00 PSFT Exchange Value

$2,958.00 PSFT Exchange Value—(200 Options x $13.35 Exercise Price) = $288.00 Gain

4.	400 Options x [$7.05 + (0.43 x $18.00 PSFT Market Price)] = $5,916.00 PSFT Exchange Value

$5,916.00 PSFT Exchange Value—(400 Options x $35.00 Exercise Price) = <Loss>

The above examples show the value of the gain/loss when you exercise your options, then selling the PSFT stock simultaneously. You also have the choice to exercise and hold your options, or to not exercise your options.

When the pending acquisition is complete, PeopleSoft will assume the terms and agreements as defined in your J.D. Edwards Stock Option Plan document(s) and Grant Agreement(s). Refer to your individual plan for terms and restrictions. Note: Vesting will only be accelerated if you meet both of the following conditions:

1.	J.D. Edwards is acquired by PSFT

2.	You are involuntarily terminated as a result of the acquisition.

The above content is for informational purposes only, and is not intended to provide actual gain/loss amounts or investment advice. Refer to applicable tax laws in your area. Stock and stock fund transactions can have significant tax and financial implications and you should discuss this communication with your financial advisor or attorney prior to taking any action or allowing any deadlines to lapse.

To exercise vested JDEC options, or if you have questions about your stock option plan, contact E*Trade at:

www.optionslink.com

U.S. customers: 1-800-838-0908 and press 0

Non-U.S. Customers: 1-650-599-0125 and press 0

Information on ESPP and 401(k) stock plans is being finalized and will be communicated as soon as possible.

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